UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Registered Direct Offering

On December 12, 2024, A2Z Cust2Mate Solutions Corp. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of 1,947,000 common shares (the “Shares”), no par value per share, at a purchase price of $6.40 per share, in a registered direct offering (the “Offering”).

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2023, and declared effective by the Commission on April 21, 2023 (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around December 16, 2024.

The closing of the Offering is expected to occur on or about December 16, 2024, subject to customary closing conditions. The gross proceeds from the offering will be approximately $12,500,000 before deducting the offering expenses payable by the Company. The proceeds from the Offering are intended to be used for continued development and expansion of the Company’s existing business, including fulfilment of contracted smart cart backlog orders and acceleration of the onboarding process for new clients, and for working capital purposes.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Purchase Agreement, which is filed as Exhibits 99.1, to this Report on Form 6-K and is incorporated by reference herein. The legal opinion, including the related consent, of Bloch Legal relating to the issuance and sale of the Shares is filed as Exhibit 99.2 hereto.

The Offering was made directly to the investors, without a placement agent or underwriter. The Company expects to pay to certain non-US and non-Canadian residents fees in connection with the Offering, payable in cash, of up to 8% of the gross proceeds, and will issue to certain of such persons 146,940 common shares (the “Finders’ Fees Private Shares”).

The Finders’ Fees Private Shares will be issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The Shares may not be offered or sold in Canada or to residents of Canada.

On December 12, 2024, the Company issued a press release regarding the Offering. A copy of the press release is attached as Exhibit 99.3 of this Current Report on Form 6-K and incorporated herein by reference.

Other Events

On December 11, 2024, the Company’s subsidiaries A2Z Advanced Solutions Ltd. (the “Buyer”) and Cust2mate Ltd. (“CL”) entered into a Loan Repayment and Option Grant Agreement (“Loan and Option Agreement”) with Smart Cart Ltd. (“Smart Cart”) and Oren Orlitsky (“Orlitsky” and, together with Smart Cart, the “Sellers”), pursuant to which CL agreed to pay back to the Sellers their loan to CL in the amount of $363,714 no later than December 20, 2024 (the “Completion Date”). The Sellers also granted the Buyer an option to purchase their combined 19.33% interest (on an as issued but not fully diluted basis) in CL (the “Transaction Shares”) for $2,000,000. The Buyer can exercise the option in full until December 31, 2025. If such option is exercised, and CL enters into a fundamental transaction in the amount exceeding $10,500,000 by and including December 31, 2025, the Sellers shall receive that excess amount which they would have received had they held the Transaction Shares on the transaction Completion Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z CUST2MATE SOLUTIONS CORP.
(Registrant)

Date: December 16, 2024	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form of the Securities Purchase Agreement
99.2	Opinion of Bloch Legal
99.3	Press Release dated December 12, 2024